Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.

The Coca-Cola Company and CCE Strategically Advance and Strengthen their Partnership

February 25, 2010


Coca-Cola

The Coca-Cola Company

A Growing World of Refreshment

Forward-Looking Statements

This presentation may contain statements, estimates or projections that constitute "forward looking statements" as defined under U.S. federal securities laws. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from present expectations or projections. Such forward looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving The Coca-Cola Company and Coca-Cola Enterprises Inc., including future financial and operating results, accretion to The Coca-Cola Company' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the definitive agreement will be consummated, the future plans, market and other expectations, objectives and intentions of The Coca-Cola Company and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the definitive agreement by the stockholders of Coca-Cola Enterprises Inc.; the risk that the cost savings and any other synergies from the transaction may not be realized or may take longer to realize than expected; the ability to successfully integrate acquired operations; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; and future regulatory or legislative actions that could adversely affect The Coca-Cola Company. Additional factors that may affect future results are contained in The Coca-Cola Company's filings with the Securities and Exchange Commission ("SEC"), including in The Coca-Cola Company's Annual Report on Form 10-K, which are available at the SEC's website http://www.sec.gov. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Coca-Cola Company undertakes no obligation to publicly update or revise any forward-looking statements.

Reconciliation To US GAAP Financial Information

The following presentation includes certain "non-GAAP financial measures" as defined in Regulation G under the Securities Exchange Act of 1934. A schedule is posted on the Company's website at thecoca-colacompany.com (in the "investors" section) which reconciles the non-GAAP financial measures included in the following presentation to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles.

Contents



I. Overview


Coca-Cola

HIGHLY RESTRICTED

A Franchise System Like No Other

Universal Appeal

Unrivaled Reach

Unparalleled Distribution

1.6 Billion Servings Every Day



20 Million Customers Every Week



Top 40 Bottling Partners ~80% of Total Volume



HIGHLY RESTRICTED

A New Era of Winning for the Coca-Cola System

Strategically Advances and Strengthens the North American Business and European Franchise System

Fully Aligns with 2020 Vision

- Decisive action to best serve our customers and consumers everywhere
- Leveraging world's leading brands, unmatched global footprint and great bottling partners
- The franchise model is the best way to win, but must continue to evolve

A New Era of Winning

- Immediate efficiencies & operational synergies of $350 million over four-year period
- Accretive to KO's EPS in 2012
- Optimized operating model
- Increased long-term growth rate and cash flow
- Ongoing and continued financial flexibility

Strengthens Franchise System in Europe

- CCE remains a key strategic partner and the preeminent Western European bottler
- Creates broad, contiguous geographic coverage
- Improves financial flexibility and operational focus

Advances North American Business

- Converts passive capital into active capital
- New passport for winning in the world's largest NARTD market
- Creates the most efficient operation in North America
- Facilitates the pace of innovation
- Better positions us to market and distribute North America's most preferred brands

A New Era of Winning for the Coca-Cola System

Transactions and Value

North America:

- The Coca-Cola Company acquires CCE's entire North American business
- Acquisition consists of:
  - Converting current 34% ownership interest in CCE, valued at ~$3.4 billion*
  - Acquiring all CCE North American assets and liabilities, including assumption of $8.88 billion in CCE debt

Europe:

- CCE's public shareowners will receive 1.0 share of stock and cash consideration of $10 for each existing share of CCE. Following the close, CCE public shareowners will hold 100 percent of this new entity
- The Coca-Cola Company has agreed in principle that 'new' CCE will buy The Coca-Cola Company's bottling operations in Norway and Sweden for $822 million, subject to the signing of definitive agreements.
- 'New' CCE will have the right to acquire The Coca-Cola Company's 83% stake in its German bottling operations for a period from 18 to 36 months after close, at fair value

Expected Closing

- Fourth Quarter 2010, pending customary regulatory approvals and CCE shareowner vote

* 30-day trailing average, as of February 24, 2010

II. The Coca-Cola Company


Coca-Cola

HIGHLY RESTRICTED

The World's Greatest Brands . . .

BILLION US$ BRANDS

. . . MORE COMING SOON

. . .Solely Focused on Being #1 in Global NARTD Market

#1 Sparkling Beverages	#1 Juices & Juice Drinks	#1 RTD Coffee	#1 RTD Tea	#1 Active Lifestyle	#2 Sports Drinks

HIGHLY RESTRICTED

Delivering Consistent, Quality Results



Unit Case
Volume Growth
4%
3%
Long-Term Target
4%
6%
5%
3%
2006
2007
2008
2009



Ongoing Operating
Income Growth*
8%
6%
Long-Term Target
8%
9%
11%
8%
2006
2007
2008
2009



* Ongoing Excluding Currency & Structural Changes

HIGHLY RESTRICTED

Providing Returns to Shareowners

2006 - 2009 Cash Returned to Shareowners - $20.2B


$ Billions (except DPS amounts)
$5.4
$4.9
$4.6
$5.3
$2.5
$1.8
$1.1
$1.5
DPS[1]
$ 1.24
$ 1.36
$ 1.52
$ 1.64
2006
2007
2008
2009
Dividends
Share Repurchase

KO Relative Share Performance

Total Return

	2009 Full Year	Dividend Yield*
Coca-Cola	26%	2.9%
PepsiCo	11%	2.9%
Nestle	21%	2.8%
Danone	-1%	2.8%
DJIA	19%	
S&P 500	23%	

[1] DPS = Dividends Per Share
* As of 12/31/09

HIGHLY RESTRICTED

2020 Vision Roadmap for Winning Together

2020 VISION

Our Mission

To refresh the world...

Inspire moments of optimism and happiness...

Create value and make a difference.

ROADMAP FOR WINNING TOGETHER: TCCC & OUR BOTTLING PARTNERS

Our Vision	Our Goals	Our System Priorities - Consumer / Customer and Commercial / Franchise	Our Metrics

More than **DOUBLE SYSTEM REVENUE** while increasing system margins

Maximize Company and bottler long-term cash flow

Boost system investment in sales and market execution

Use our size and expertise to create economies of scale

Most efficient & effective business system; build a continuous improvement and cost management culture

OUR WINNING CULTURE: LIVE OUR VALUES | FOCUS ON THE MARKET | WORK SMART | ACT LIKE OWNERS | BE THE BRAND

HIGHLY RESTRICTED

Focused on Delivering Sustainable, Long-Term Growth

Long-Term Growth Targets



3%-4%
5%-6%
6%-8%
High Single Digit
Volume
Net Revenue[1]
OI[1]
EPS[1]

Why Coca-Cola?

- A Company Like No Other
- Delivering Consistent Quality Results
- We Remain Constructively Discontent



[1]Ongoing, currency neutral

HIGHLY RESTRICTED

III. Strategic Rationale



Coca-Cola
Coca-Cola

HIGHLY RESTRICTED

Evolution Fully Aligns with 2020 Vision

To Deliver on our 2020 Vision, our Franchise System Must Continue to Evolve

Consumer Marketing


open happiness

Be #1 in the NARTD business in every market and every category that's of value to us

Commercial Leadership



Become a critical part of our customers' growth strategies

Franchise Leadership



Design & implement the most effective and efficient business system

Industry Forces Have Dramatically Altered the North American Landscape

Still Beverage Growth


Incremental US
Retail Dollar Spend
2005-2009
Sparkling
$4B
Still
$10B

- Still Beverages Represent 2/3 of Incremental Retail Dollars Since 2005

Retail Customer Growth


Total NARTD Industry
Packaged Goods
60%
50%
40%
30%
20%
10%
0%
40%
53%
2000
2009

- Top 10 Retail Customers Increasing As % of Total Industry Volume

Industry: Packaged Goods based on Nielsen + Walmart Estimate

U.S. System Production Footprint Growing Increasingly Complex

We Are Already Driving System Efficiencies

Supply Chain

- Coca-Cola Supply - $150 million in committed savings through 2011
- Integration enables faster capture of efficiencies further down the supply chain at greater speed

Flexible RTM

- Specially tailored customer teamwork agreements in place that enable us to be faster and more flexible in serving our customers

Customer Connections

- System customer governance process in place to provide "one voice" and a more consistent set of terms to national retail customers

Brand Alignment

- Continue to provide system with new/innovative/scalable brand platforms to meet evolving consumer needs: Coca-Cola Zero, glaceau, Fuze, Gold Peak

Developing Small Brands

- Platform in place to "nurture" and "graduate" smaller brands (e.g., FUZE, NOS, Honest Tea, illy, Vio)

Over the past 18 months, a more strongly aligned franchise system has made great progress to drive out costs and accelerate realization of efficiencies

Building on Positive Momentum in North America

10 Consecutive Quarters of Share Gains vs. Primary Competitor



Share Swing vs. PBNA
CCNA Volume Share Swing
CCNA Value Share Swing
4
3
2
1
0
-1
-2
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q42009

HIGHLY RESTRICTED

Advancing Our North American Business To More Profitably Deliver The World's Greatest Brands

Strategic

- Consistent with 2020 Vision
- Enables us to strategically advances our franchise system to drive sustainable growth
- Converts passive capital into active capital
- Directly controlling ~90% of our system volume enhances our capacity, speed and flexibility to build strong brands and serve our customers.

Operational

- Accelerates the efficiency initiatives already underway
- Facilitates the most efficient operations
  - Reduces supply chain costs
  - Improves production efficiencies
  - Eliminates infrastructure overlap
  - Enhances flexibility to meet changing customer needs

Strengthening Our European Franchise System

- **Creates Preeminent Western European Bottler**
- **Provides Broad, Contiguous Geographic Coverage**
- **Optimizes Marketing and Distribution Leadership**

2009 Proforma	Volume MM UCS
CCE Europe*	~1,200
Potential Acquisition	~ 600
Potential CCE	~1,800
CCE Europe*	
Revenue	$7.3B
EBITDA	$1.2B



* Includes ~120 MM unit cases for Norway and Sweden bottling operations
For comparison, CCH volume ~2,000 million unit cases

HIGHLY RESTRICTED

IV. An Evolving Franchise System




Coca-Cola

Franchise Model Remains Best Way to Win

	UC Volume Distributed by Company	UC Volume Distributed by Franchise Partners
Today	~20%	~80%
Tomorrow*	~28%	~72%

- Coca-Cola Refreshments (USA & Canada) 20%
- Bottling Investments Group 8%

10%	Coca-Cola FEMSA
8%	Coca-Cola Enterprises Inc.
8%	Coca-Cola Hellenic
4%	Swire Group
3%	Coca-Cola İçecek
2%	Coca-Cola Amatil
2%	ARCA
2%	SAB Miller
2%	Embotelladora Andina S.A.

Note: % of KO 2009 Unit Case Volume

* Closing expected in Q4 2010; assumes German bottling operations, which represent approximately 3% of total KO 2009 Unit Case Volume, are sold and included within CCE above

HIGHLY RESTRICTED

U.S. Business Integration

Current Operating Model	Post Transaction Transition
Coca-Cola North America • Sells Concentrate • Consumer Brand Marketing • Franchise Leadership	Coca-Cola USA
• Supply Chain: – Still Beverages – Foodservice – Minute Maid/Juices • National Key Customer Management • Direct Sales and Service – Food Service – Minute Maid/Juices • Administration/Back Office **CCE North America** • Selling and Distribution • Supply Chain Operations • Key Customer Management • Administration/Back Office	Coca-Cola Refreshments USA (CCR-USA)

Post Closing Operating Structure


CCR-USA
Supply Chain/ Logistics/Shared Services
Sales
Customer Service Operations


Coca-Cola USA
Concentrate
Franchise Leadership*
Consumer Brand Marketing
Venturing & Emerging Brands

- CCR USA organized as a unified operating entity, formed by combining:
  - Foodservice business
    The Minute Maid Company
  - Supply Chain organization (includes finished product operations)
  - Philadelphia Bottling Company
    CCE's North American operations

Well-Developed Integration Plan

- Will implement in an organized manner
- Will communicate update during each quarterly call

Note: Minute Maid includes all juice and juice drinks including Odwalla. Supply chain includes Powerade, glaceau and Gold Peak.

Evolution of Our Franchise Structure

North America & Europe


TODAY . . .
KO
34%
CCE
66%
Public
North America
Europe
TOMORROW . . .
Coca-Cola USA
CCR USA
CCR Canada
"New" CCE
100%
Public
Concentrate
Franchise Leadership*
Consumer Brand Marketing
Venturing & Emerging Brands
Sales
Customer Service Operations
Supply Chain/ Logistics/Shared Services
Minute Maid Canada
CCE Canada
CCE Europe
KO Nordics
KO Germany

Note: Minute Maid includes all juice and juice drinks including Odwalla. Supply chain includes Powerade, glacéau and Gold Peak.

* Lead Interaction with US Independent Bottlers

HIGHLY RESTRICTED

V. Financial Terms



←1-9
WALL ST

Indicative Transaction Value for CCE North America



Implied Transaction Value and Multiples

($ in millions)

Value of Coca-Cola 34%[1] of CCE	$3,430
Debt Assumed	$8,880

EBITDA[2]	**Multiple**
2009 ($1,529)	8.1x
2010 ($1,574)	7.9x

[1] 30-day trailing average, as of February 24, 2010.
[2] Includes proportional Corporate allocation

HIGHLY RESTRICTED

Benefits of North American Transaction

- **Significant potential for annual synergies of ~$350 million**
  - Assuming Q4 closing, synergies phase in over 4 years:
    - 2011 (35%), 2012 (70%), 2013 (90%), and fully realized in 2014
  - Estimated integration costs of $425 million over 3 years
- **Cost synergies from efficiencies in Manufacturing, SG&A and IT (80% of total)**
  - Supply chain savings incremental to already identified Coca-Cola Supply savings
  - General & Administrative synergies from IT savings and infrastructure overlap
- **Revenue synergies provide incremental top line growth (20% of total)**
  - Flexibility to deliver optimized product mix to outlet population
  - Supply chain efficiencies reduce out of stocks
- **Accelerates existing system programs**
  - Upside from acceleration of efficiency initiatives that are currently underway
- **Significant benefits for TCCC shareowners over the long term**
  - Expect to become accretive to earnings by 2012

Transaction: Steps to Completion

- **Both boards of directors have approved the transactions**
- **CCE will seek shareowner approval after filing the proxy statement with the SEC**
  - Vote by The Coca-Cola Company shareowners is not required for the transaction
  - Required to obtain an affirmative vote of a majority of outstanding shares excluding those owned by TCCC and its affiliates
- **Prepare/submit EU, US, Canada antitrust filings**
- **Submit IRS request letter**
  - Transactions are expected to be tax efficient to both The Coca-Cola Company and CCE and their respective shareowners
- **Transactions are expected to close in the fourth quarter of 2010**

Q & A


Coca-Cola
Coca-Cola